

September 19, 2014

<u>Via E-mail</u>
Stephen M. King
Chief Executive Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, TX 75220

Re: Dave & Buster's Entertainment, Inc.
Registration Statement on Form S-1
Submitted July 24, 2014
File No. 333-198641

Dear Mr. King:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis, page 47</u>

<u>Critical Accounting Policies and Estimates, page 68</u>

1. Please consider revising your Critical Accounting Policies and Estimates section of MD&A to add a discussion on the estimates and assumptions used in accounting for stock compensation. In this regard, we note that historically, you have issued stock compensation in the form of service-based and performance-based stock options to employees, outside directors and consultants. We also note from your disclosure on pages 94 and 106 that in connection with the offering, you intend to grant certain officers options to purchase shares of common stock. We believe that your disclosure in this section should include the following:
    • The methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved. For example,

companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

- The extent to which the estimates are considered highly complex and subjective.
- The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Additionally, please revise your discussion in MD&A to disclose the nature and amount of stock options that are expected to be issued in connection with the offering. Your disclosure should include the nature of all significant terms of the options and the expected impact on your results of operations in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: <u>Via E-mail</u>
       Corey R. Chivers, Esq.